EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Quarter Ended March 31,
	2006	2005
Diluted net loss per share:
Net loss to common shareholders	$(1,180,000)	$(1,555,000)
Average number of shares outstanding	7,957,428	8,310,132
Net effect of dilutive stock options based on treasury stock method	—	—
Total average shares	7,957,428	8,310,132
Diluted net loss per share	$(0.15)	$(0.19)